

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2016

Isaac  Israel
Chief Executive Officer
Kitov Pharmaceuticals Holdings Ltd.
One Azrieli Center, Round Tower, 23rd Floor
132 Menachem Begin Road, Tel Aviv 6701101, Israel

> **Re:  Kitov Pharmaceuticals Holdings Ltd.**
> **Registration Statement on Form F-3**
> **Filed December 12, 2016**
> **File No. 333-215037**

Dear Mr. Israel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Samples at (202) 551-3199 with any questions.

Division of Corporation Finance
Healthcare and Insurance